Supplement dated December 11, 1995
         to Prospectus Supplement dated December 5, 1995

                     Johnson Controls, Inc.


     The following information supplements and amends the Prospectus Supplement, dated December 5, 1995, of Johnson Controls, Inc. (the "Company") relating to the issuance of the Company's 6.95% Debentures due December 1, 2045 (the "Debentures"). This Supplement should be read in conjunction with the Prospectus Supplement dated December 5, 1995.

     On December 7, 1995, as part of the Clinton administration's Balanced Budget Act of 1995 for Economic Growth and Fairness, the U.S. Department of the Treasury (the "Treasury") proposed a series of federal tax law revisions that would, among other things, prohibit an issuer from deducting interest payments on bonds with a maturity of more than 40 years issued on or after December 7, 1995. On December 11, 1995, the Treasury announced transitional relief from these proposed revisions, clarifying that instruments issued pursuant to a commitment that was binding before December 7, 1995 will not be subject to these proposed revisions. For this purpose, a binding commitment includes the underwriting agreement executed in connection with this offering. In addition, the Treasury stated that an instrument that was priced before December 7, 1995, such as the Debentures, will not be subject to the proposed revisions. To become effective, the proposed revisions must be enacted by Congress and signed by President Clinton. There can be no assurance that Congress will adopt the proposed revisions to the federal tax laws or that, if adopted, they will resemble the revisions proposed by the Treasury or will include the transitional relief announced by the Treasury. Investors should consult with their tax advisors with respect to the particular tax consequences to them, if any, in the event that these proposed revisions are enacted.